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                              June 27, 2023

       Emanuele Filiberto di Savoia
       Chief Executive Officer
       The RoyaLand Co Ltd.
       Clarendon House, 2 Church Street
       Hamilton, Pembroke, HM11
       Bermuda

                                                        Re: The RoyaLand Co
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 13,
2023
                                                            CIK No. 0001924064

       Dear Emanuele Filiberto di Savoia:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated March 28, 2023.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on June 13, 2023

       Dilution, page 42

   1. Please revise your calculation of net tangible book value to subtract deferred offering costs.
       Unaudited Pro Forma Combined Financial Information , page 43

   2. We note your response to prior comment 14. As previously requested, please revise your presentation to provide
an enhanced explanation of what the pro forma presentation
                                                        shows, including how
the financial statements of OAPLT were translated into U.S.
                                                        dollars. Also, revise
to remove the pro forma balance sheet as of June 30, 2022.
 Emanuele Filiberto di Savoia
The RoyaLand Co Ltd.
June 27, 2023
Page 2
Related Party Transactions, page 85

3. You disclose that the acquisition of OAPLT on November 29, 2022 was with a related party. Please address the following:
          Revise to disclose the related party to the acquisition. Refer to
Item 7.B of Form 20-
          F.
          Revise to disclose this related party transaction in the Note 5 to the interim condensed consolidated financial statements. Refer to paragraphs 13 through 24 of IAS 24.
          In light of the full impairment of goodwill associated with this acquisition in the month following the acquisition, please explain to us the purpose of the acquisition.
          As part of your response, explain to us the circumstances that arose in the month of
          December that made it unclear whether there was value to OAPLT   s
knowhow and
          brand, as you disclose on page F-32.
Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statement of Operations, page F-25

4. We note you separately present weighted average basic and diluted net loss per share for both your class A and class B common shares. Considering that the rights of the holders of class A common shares and class B common shares are identical except with respect to voting and conversion, please explain how your presentation complies with paragraphs
      A13 and A14 of IAS 33, or revise accordingly. Similar concerns apply to your presentation of EPS on page 45.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at
(202) 551-6521 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameEmanuele Filiberto di Savoia
                                                           Division of
Corporation Finance
Comapany NameThe RoyaLand Co Ltd.
                                                           Office of Technology
June 27, 2023 Page 2
cc:       Louis Bevilacqua
FirstName LastName